SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PROSPECTUS FILED PURSUANT TO RULE 425 UNDER THE SECURITIES
ACT OF 1933 AND DEEMED FILED PURSUANT TO RULE 14D-2 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

May 7, 2002

TELIA AB
(Name of Filer)

SONERA CORPORATION
(Subject Company)

0-30340

(Exchange Act File No. of Subject Company)

THE FOLLOWING IS TELIA AB’S FIRST QUARTER REPORT PUBLISHED ON MAY 6, 2002.

First Quarter Report

January–March, 2002
Telia AB (publ), SE-123 86 Farsta, Corp. Reg. No. 556103-4249, Registered office : Stockholm

Q1 in Brief

•	Group net sales increased 2 percent to MSEK 13,885 (13,592)
- Core business +9 percent
•	Underlying EBITDA increased to MSEK 3,381 (3,348)
- Core business +5 percent
•	Earnings after financial items climbed to MSEK 535 (502)
•	Capital expenditure (CAPEX) decreased to MSEK 2,022 (3,568)
•	The number of employees totaled 16,804 (29,936)
•	Telia and Sonera announced plans to merge

Review of Group Earnings

	Jan.-March	Jan.-March	Jan.-Dec.
MSEK	2002	2001	2001

Net sales	13,885	13,592	57,196
Change in net sales (%)	2.2	5.7	5.8
Underlying EBITDA	3,381	3,348	12,915
Underlying EBITDA margin (%)	24.4	24.6	22.6
Operating income	709	811	5,460
Income after financial items	535	502	4,808
Net income	127	291	1,869
Basic and diluted earnings per share (SEK)	0.04	0.10	0.62
Investments	2,053	3,659	20,735
Of which CAPEX	2,022	3,568	17,713
Of which acquisitions	31	91	3,022

Comments from Marianne Nivert, President and CEO

“We have seen a positive trend in our core businesses and we can already see the effects of the streamlining measures in Telia Internet Services and Telia International Carrier.

“As already announced, we are stepping down our investments now, which will have a positive impact on cash flow.

“In the planned merger, Telia and Sonera will together form a strong and successful telecommunications company in northern Europe,” says Marianne Nivert.

Telia First Quarter Report Jan.-March, 2002

Review of the Group

Sales and Earnings

The Telia Group’s net sales increased 2 percent to MSEK 13,885 during the first quarter compared to the corresponding quarter 2001. Sales for comparable operations increased 9 percent.

Underlying EBITDA increased 1 percent to MSEK 3,381.

Telia’s sales and earnings were affected by the divestiture of non-core operations carried out in 2001 as part of the Group’s refine and focus efforts.

In the core businesses, which showed a stronger development than the Group as a whole, sales rose 9 percent and underlying EBITDA increased 5 percent.

Net Sales per Business Area1)

	Jan-Mar		Jan-Mar	Jan-Dec
	2002	Chg.	2001	2001
	MSEK	%	MSEK	MSEK

Mobile	4,654	16.8	3,985	17,857
Internet Services	975	36.4	715	3,288
International Carrier	1,014	35.2	750	3,652
Networks	6,909	-1.7	7,027	29,159
Retail market	5,827	-6.5	6,230	24,802
Wholesale market	1,082	35.8	797	4,357
Group-wide	333	-70.1	1,115	3,240
Staff, support, programs & other	73	43.1	51	168
Holding	260	-75.6	1,064	3,072

Total	13,885	2.2	13,592	57,196
of which core business	13,625	8.8	12,528	54,124

1)	For further information: www.telia.com, Investor Relations, Financial Information, External Net Sales per Business Area and Product Segment (specification).

Sales in Telia Mobile surged 17 percent to MSEK 4,654. Growth was particularly strong on the Norwegian market. The number of new mobile customers increased by 75,000 to 5,011,000 in the first quarter. Underlying EBITDA climbed 6 percent to MSEK 1,234. The margin fell from 26 to 24 percent, though this was an improvement compared to the fourth quarter of 2001.

     Demand for broadband remained strong and led to a 36 percent jump in the sales of Telia Internet Services, to MSEK 975. Earnings improved by MSEK 180 as a result of the streamlining. Compared with the fourth quarter 2001, the improvement in earnings was MSEK 53. Telia is the leading broadband provider in Sweden and is the second leading provider in Denmark.

     The carrier market continues to be characterized by weak growth and sustained price pressure. Telia International Carrier strengthened its market position and sales rose 35 percent to MSEK 1,014. Sales remained at approximately the same level compared with the fourth quarter 2001. Earnings improved during the period. Compared with the fourth quarter 2001, underlying EBITDA improved by MSEK 50.

     Telia Networks increased its fixed network wholesale sales 24 percent for comparable operations. The increase largely compensated for reduced revenues on the Swedish retail market, where local carrier preselection was implemented on February 2, 2002.

Underlying EBITDA and Operating Income

	Jan-Mar	Jan-Mar	Jan-Dec
MSEK	2002	2001	2001

Mobile	1,234	1,167	4,705
Internet Services	-170	-350	-970
International Carrier	-331	-265	-1,569
Networks	2,814	2,837	11,710
Group-wide	-166	-41	-961
Staff, support, programs & other	-238	-238	-1,226
Holding	72	197	265

Total underlying EBITDA	3,381	3,348	12,915
of which core business	3,309	3,151	12,650
Depreciation, amortization & write-downs	-2,707	-2,410	-13,975
Non-recurring items & pensions	23	30	384
Income from associated companies	12	-157	6,136

Operating income	709	811	5,460

Sales for Telia Networks as a whole fell 2 percent to MSEK 6,909. Sales for comparable operations fell 1 percent. Underlying EBITDA totaled MSEK 2,814, which is on the same level as the comparative quarter.

     For Group-wide functions and projects (staff, support, programs & other), underlying EBITDA amounted to MSEK -238, which is on the same level as the corresponding quarter 2001.

     Depreciation, amortization and write-downs increased to MSEK 2,707 (2,410). This is attributable to major investments made in 2001 in the buildout of broadband in Sweden, in capacity reinforcements in the Swedish fixed network and in the expansion of the international carrier network. Non-recurring items totaled MSEK 23 (30).

Income from Associated Companies

	Jan-Mar	Jan-Mar	Jan-Dec
MSEK	2002	2001	2001

Core business	23	-403	-2,103
Baltic states (Mobile/Networks)	35	23	195
Netia (Networks)	0	-143	-2,464
Comsource/Eircom (Networks)	0	-204	126
Other	-12	-79	40
Holding	-11	246	8,239
Unisource/aucs	0	-49	-372
Telia Overseas	17	-2	2,794
Eniro	–	292	6,052
Other	-28	5	-235

Total	12	-157	6,136

Telia First Quarter Report Jan.-March, 2002

Earnings from associated companies improved to MSEK 12 (-157), despite non-recurring items in the comparative period in the form of capital gains and issue proceeds of MSEK 607. The improved performance is attributable to the divestiture in 2001 of associated companies that previously reported losses, such as Tess, Eircom and Scandinavia Online. The improvement is also because the earnings in Netia had no effect as the book value of Telia’s holdings in the company was zero at the beginning of the year.

     Operating income totaled MSEK 709 (811). Financial items declined to MSEK 174 (309). Earnings after financial items climbed to MSEK 535 (502). Net income totaled MSEK 127 (291).

Financial Position and Cash Flow

The Group’s financial position remains good. Total assets decreased during the first quarter, chiefly attributable to the use of capital gains from the sale of businesses at the end of 2001 to amortize loans. The asset turnover rate and equity/assets ratio improved.

	March 31	Dec. 31	Dec. 31
MSEK	2002	2001	2000

Interest coverage ratio (multiple)	2.0	3.0	7.3
Change in total assets (%)	-7.1	4.5	60.2
Asset turnover ratio (multiple)	0.47	0.46	0.54
Equity/assets ratio (%)	49.2	46.2	44.4
Capital employed	84,634	90,971	92,374
Operating capital	70,715	70,150	75,042
Net interest-bearing liability	11,908	10,661	20,235
Debt/equity ratio (multiple)	0.20	0.18	0.37

Operating cash flow was negative during the period (MSEK -865), but was greatly strengthened compared with the first quarter of the preceding year (MSEK -3,026). The improvement is a result of the planned decrease in the level of investment and a reduction in the seasonal increase in working capital.

     Net indebtedness increased somewhat compared with year-end, the debt/equity ratio continues to be low compared to other operators with similar business.

Financial Risk Management

Foreign Exchange Risk

The Telia Group has a relatively limited operational need to net purchase foreign currency, primarily due to the settlement deficit in telephony traffic and import of materials.

     Telia’s general policy is normally to hedge the majority of known operational conversion exposure up to 12 months into the future. Given an operational net transaction exposure equal to that of 2001, and provided that no hedging measures were taken, there would be a negative impact on Group earnings of approximately MSEK 30 on an annual basis if the Swedish krona weakened one percent against the transaction currencies.

     The Group is growing relatively robustly in other countries, which implies rising conversion exposure. Telia manages this in various ways, depending on the following factors: investment horizon, size of commitment, the country in which we are doing business, and the currency. With consideration given to fiscal effects, Telia normally hedges translation exposure that is relatively short-term, involves substantial amounts, and which is located in a country with a stable financial market or is denominated in a readily available currency. Telia does not hedge to the same extent exposure that is long-term or of lesser amounts in countries or currencies that are difficult to manage from a financial perspective. As of March 31, the Group had hedged conversion exposure equal to approximately MSEK 480.

Interest Rate Risk

Telia’s financial policy provides guidelines for fixing interest rates on loan debt relative to the average life of the loan. The Group’s policy is that the duration of loan debt should be from six months to four years. The Group arrived at this duration range by balancing the estimated ongoing cost of borrowing and the risk of significant negative impact on earnings should there be a sudden, major change in interest rates. The general principle is to optimize interest rate risk from an overall Group perspective.

     Approximately GSEK 5 was used during the first quarter of 2002 to repay loans. As of March 31, the Group had interest-bearing liabilities of approximately GSEK 24 with duration of approximately two years.

Financing and Liquidity Risk

Telia is considered one of the most creditworthy telecommunications companies in Europe, which gives the Group good opportunities to finance operations using the financial markets.

     In April, the credit rating agency Standard & Poor’s downgraded its credit rating for Telia AB to A+ for long-term borrowing and to A-1 for short-term borrowing. Standard & Poor’s also put Telia’s rating on its watch list for possible downgrading in light of the bid on Sonera Oyj. Telia’s rating from the credit rating agency Moody’s is the highest possible, P-1, for short-term borrowing. Telias’s rating from Moody’s for long-term borrowing is A1. Moody’s has also posted Telia’s rating on its watch list for possible downgrading.

     Telia AB has a Revolving Credit Facility, i.e., confirmed loan commitments from a consortium of leading international banks, which constitutes a liquidity tool for the Group. At present, the loan commitment amounts to MUSD 1,000 or the equivalent value in certain other currencies. It was not utilized as of March 31.

Telia First Quarter Report Jan.-March, 2002

Investments

In line with Telia’s previously published focus, investments decreased 44 percent compared to the same quarter of 2001.

Investments by Class of Asset

	Jan-Mar	Jan-Mar	Jan-Dec
MSEK	2002	2001	2001

Goodwill	4	29	448
Other intangible assets	59	52	1,316
Real estate	48	57	269
Machinery and equipment	1,915	3,459	16,128
Fixed networks	354	422	7,022
Mobile networks	402	349	2,124
Other machinery and equipment	1,159	2,688	6,982
Shares and participations	27	62	2,574

Total	2,053	3,659	20,735

The decrease is primarily attributable to the international carrier operations, where the buildout of the Viking Network is in its final stages. Telia’s network investments are now focused on demand-driven capacity expansion.

Employees

The Group’s refine and focus strategy, primarily the partial divestiture of Telefos and the sale of Orbiant, entailed a 33 percent reduction in the average number of full-time employees, to 16,671 during the first quarter compared with 24,979 for the full year 2001.

Telia and Sonera Announced Plans to Merge

On March 26, 2002, Telia and Sonera announced their plan to merge. The merger will create the leading telecommunications group in the Nordic and Baltic regions with combined preliminary pro-forma 2001 revenues of GSEK 83, underlying EBITDA of GSEK 20.8 and operating income of GSEK 11.4 and approximately 34,000 employees.

     The home market for the combined group comprises 31 million people in the Nordic and Baltic countries. The combined entity is expected to have 8.1 million mobile customers and 7.6 million fixed line customers across the Nordic and Baltic regions. The associated companies of the combined group are expected to have 14.6 million mobile customers and 1.2 million fixed line customers.

     Telia and Sonera expect significant cost and capital expenditure synergies as a result of the merger. Full cost synergies are expected to be derived in 2005 and are estimated at GSEK 2.7. Approximately 50 percent of the full amount is expected to be realized in 2003, and 75 percent in 2004. The capital expenditure synergies are expected to peak during 2004 at approximately MSEK 900. After 2005, continued capital expenditure synergies are expected to amount to MSEK 450 per year.

     One-off costs (excluding transaction costs) resulting from the merger are expected to be limited in 2002 and total GSEK 2.3 in 2003. Telia and Sonera conservatively estimate pre-tax cash flow synergies to be approximately GSEK 2.7 per year after 2005.

     The merger will be effected through an exchange offer to all shareholders of Sonera by Telia. Sonera shareholders will receive 1.51440 Telia shares in exchange for each Sonera share.

     Pro-forma ownership of the new group will be 64 percent for current Telia shareholders and 36 percent for current Sonera shareholders, assuming 100 percent acceptance of the offer.

     The merged company will have a primary listing on Stockholmsbörsen (Stockholm Exchange) and will seek secondary listings on the Helsinki Stock Exchange and in the United States.

Annual General Meeting Decisions

In accordance with the recommendation of Telia’s Board of Directors, the Meeting of April 23, 2002 approved a dividend for 2001 of SEK 0.10 per share and an extra dividend of SEK 0.10 per share, totaling a dividend of SEK 0.20 per share.

     Lars-Eric Petersson, Peter Augustsson, Carl Bennet, Ingvar Carlsson, Anders Igel, Lars Olofsson, Caroline Sundewall and Marianne Nivert were reelected members of the Board.

Financial Information	Questions regarding content:	Printed reports may be ordered via:

Semiannual Report Jan.-June Aug 6 Third Quarter Report Jan.-Sept. Nov 4	Telia ab, Investor Relations SE-123 86 Farsta, Sweden Tel. +46 (0)8 713 10 00 Fax +46 (0)8 713 69 47 www.telia.com, Investor Relations	Tel. +46 (0)8 713 71 43 Fax +46 (0)8 604 54 72 www.telia.com, Investor Relations

Telia First Quarter Report Jan.-March, 2002

Review of Business Areas

Telia Mobile

Customer growth, increased SMS usage and increased traffic per customer, primarily in Norway, contributed to a 17 percent surge in external net sales, to MSEK 4,654 in the first quarter compared to the corresponding quarter 2001.

     Telia Mobile added 75,000 customers in the Nordic countries, for a total of 5,011,000, and the number of customers via service providers increased by 4,000 to 190,000.

	Jan-Mar	Jan-Mar	Jan-Dec
MSEK	2002	2001	2001

Net sales	5,059	4,526	19,830
of which external	4,654	3,985	17,857
Underlying EBITDA	1,234	1,167	4,705
EBITDA margin (%)	24.4	25.8	23.7
Operating income	381	452	1,632
Investments	445	510	4,979
Mobile telephony, Sweden Net sales	2,734	2,669	11,546
of which external	2,446	2,247	10,047
Underlying EBITDA	1,206	1,194	5,132
EBITDA margin (%)	44.1	44.7	44.4
Investments	97	237	1,364
Mobile telephony, Norway Net sales	1,200	905	4,316
of which external	1,176	899	4,287
Underlying EBITDA	422	286	1,381
EBITDA margin (%)	35.2	31.6	32.0
Investments	212	124	1,057
Mobile telephony, Denmark Net sales	194	183	731
of which external	163	159	633
Underlying EBITDA	-128	-144	-602
EBITDA margin (%)	neg	neg	neg
Investments	36	49	1,565
Mobile telephony, Finland Net sales	216	142	666
of which external	215	137	648
Underlying EBITDA	-104	-71	-412
EBITDA margin (%)	neg	neg	neg
Investments	49	38	412
Business solutions, telephony Net sales	535	415	1,619
of which external	479	371	1,450
Underlying EBITDA	-21	33	-107
EBITDA margin (%)	neg	8.0	neg
Investments	0	1	18

Underlying EBITDA climbed 6 percent to MSEK 1,234. The margin was 24 percent (26).

     Depreciation increased to MSEK 897 (741).

     Earnings from associated companies in the Baltic states and Russia increased to MSEK 61 (42). The companies’ combined customer base increased during the quarter by 314,000 customers, to 2,351,000.

     Operating income totaled MSEK 381 (452).

     Investments in the first quarter totaled MSEK 445 (510). The investments primarily targeted expanding capacity in Sweden and Norway and the buildout of the GSM networks in Denmark and Finland.

     A shared organization for the Nordic market was introduced on April 1 as a means to facilitate synergies.

Mobile telephony, Sweden

External sales rose by 9 percent to MSEK 2,446 for the Swedish operations.

     Telia reduced its price for interconnect traffic on March 1, 2002 from SEK 1.18 to SEK 0.92, as ordered by the Swedish National Post and Telecom Agency (PTS). Telia has appealed the PTS decision to the county administrative court.

     The number of GSM customers increased by 22,000 to 3,317,000, while the number of customers via service providers increased by 17,000 to 91,000. The surge in the number of customers via service providers is mainly due to the Halebop Mobile prepaid card initiative.

     The average traffic volume per customer and month rose to 121 minutes (119).

     During the first quarter, nearly 109 million SMS messages were sent, up 38 percent from the same quarter of 2001.

     The average monthly revenue per customer (ARPU) fell to SEK 262 (273) due to reduced interconnect fees and an increased share of prepaid card customers. Reduced interconnect fees led to a 4 percent decline in the price level compared with the same quarter 2001, corresponding to revenues of slightly over MSEK 100.

     Churn was 11 percent, which is on the same level as the same quarter of the preceding year.

     Underlying EBITDA climbed 1 percent to MSEK 1,206 and the margin totaled 44.1 percent (44.7).

     Telia began a collaboration with Microsoft and WM-data to develop solutions that will make it possible to access company intranets using a mobile phone.

     A low-price GPRS offer, Telia Mobile Online Micro, was launched on the Swedish market for customers who use GPRS services sporadically and customers who want to try GPRS.

     Using the Halebop portal, Telia was the first operator in Sweden to launch online games that can be played using a computer or a mobile phone with Java applications installed.

     During the first quarter, the Swedish Competition Authority granted approval of Telia’s and Tele2’s 3g network collaboration.

Telia First Quarter Report Jan.-March, 2002

Mobile telephony, Norway

External net sales increased 31 percent to MSEK 1,176. The number of customers during the first quarter increased by 15,000 to 985,000, while the number of customers via service providers fell 13,000 to 99,000.

     During the quarter, 166 million SMS messages were sent, up 57 percent from the same quarter of 2001.

     The average traffic volume per customer per month increased to 144 (131) minutes and ARPU climbed to NOK 326 (292).

     Underlying EBITDA climbed 48 percent to MSEK 422 and the margin was strengthened to 35.2 percent (31.6). The improvement is attributable to a combination of volume growth and cost management.

     An agreement was signed with one of Norway’s largest electronics chains, Expert, for the distribution of NetCom’s products and services. There are approximately 300 Expert shops throughout Norway.

     A new price structure was introduced for prepaid cards, which means that customers pay the same rate per minute regardless of where and when they make calls.

Mobile telephony, Denmark

External sales increased by 2 percent to MSEK 163. The increase was mainly attributable to customer growth. In the first quarter, the number of customers rose by 34,000 to 322,000.

     Underlying EBITDA improved to MSEK -128 (-144).

     The Choice household subscription was launched at the end of 2001, enabling customers to create their own service packages. A large part of new sales during the first quarter was attributable to Choice.

     Telia Mobiz, a product that targets business customers, was launched during the quarter. The product combines a flat rate on traffic with a telephone lease offer.

     Construction is underway on the GSM 900 network. At the end of the quarter, the network had a geographic footprint of 66 percent. The network is expected to attain full buildout as per the license provisions before the end of the year.

     The new network will allow Telia to offer more attractive prices and nationwide services in Denmark.

Mobile telephony, Finland

In the Finnish market, external sales jumped 57 percent to MSEK 215 compared with the same quarter of 2001. The increase is attributable to customer growth and the resulting higher traffic.

     Underlying EBITDA decreased to MSEK -104 (-71). Earnings were burdened by MSEK 16 in inventory write-downs. Earnings showed an improvement of MSEK 43 compared to the fourth quarter.

     The number of customers rose by 6,000 to 245,000 during the first quarter.

     An agreement was signed with Suomen 2G Oy for national roaming, enabling Telia to offer nationwide services in Finland.

     An agreement was signed with Scandic Hotels Oy for the installation of HomeRun (wireless Internet access) at Scandic’s hotels and conference facilities in Finland. With this, HomeRun is now available at 420 locations in the Nordic countries.

     In April 2002, an agreement was signed with Finnair for the installation of HomeRun in a number of the airline’s business lounges.

Baltic states and Russia

The mobile operator companies in Russia and the Baltic states continued to report positive growth and the number of customers increased by 314,000 to 2,351,000. The greatest expansion was in the Russian operations.

     Earnings from associated companies in the Baltic states and Russia improved to MSEK 61 (42).

Other mobile operations

Other operations, including mobile portals, paging, shops and radio contracting, increased net sales by 2 percent to MSEK 175, while underlying EBITDA fell MSEK 10 to MSEK –141.

     In April 2002, an agreement was signed with Generic Mobile Systems ab for the transfer of the Minicall paging service. Generic will manage the service and the transfer is part of the streamlining efforts within Telia Mobile’s operations.

Business solutions, telephony

Business customers are demanding greater mobility in their communications solutions. Most of today’s business systems are set up for fixed telephony. To accelerate the development of business communications systems that integrate fixed and mobile voice communication, the Business Solutions telephony product area was moved from the business area Telia Networks to Telia Mobile on January 1, 2002. Work is underway to streamline the operations and develop system concepts that strengthen Telia’s competitiveness on the business market.

     Business Solutions posted external net sales of MSEK 479 for the first quarter, up 29 percent from the same period the preceding year. The sales growth is attributable to the fact that equipment previously sold on commission is now sold directly by Telia.

     Underlying EBITDA decreased to MSEK -21 (33).

     Sales of Centrex with mobile connections continued to be strong and the service was sold to additional municipalities in Sweden and to Lantmäteriverket (National Land Survey of Sweden).

Telia First Quarter Report Jan.-March, 2002

Telia Internet Services

Continued strong demand on broadband access and increased sales of pay-per-view and digital TV subscriptions contributed to a 36 percent year on year increase in external sales to MSEK 975.

     Earnings continued to improve during the period. Reduced development costs for Internet services, efficiency measures in the customer support function and improved cable television margins contributed to an improvement in underlying EBITDA of MSEK 180, to MSEK –170. Compared with the fourth quarter, the improvement in earnings was MSEK 53.

	Jan-Mar	Jan-Mar	Jan-Dec
MSEK	2002	2001	2001

Net sales	982	719	3,305
of which external	975	715	3,288
Underlying EBITDA	-170	-350	-970
EBITDA margin (%)	neg	neg	neg
Operating income	-289	-442	-1,649
Investments	115	251	903
Sweden
Net sales	826	619	2,817
of which external	819	615	2,802
Underlying EBITDA	-162	-323	-914
EBITDA margin (%)	neg	neg	neg
Investments	88	228	722

Depreciation totaled MSEK 109 (76) and referred mainly to the adaptation of cable television networks to broadband.

     Losses in associated companies (the e-commerce company Marakanda) decreased to MSEK -9 (-15).

     Operating income improved by MSEK 153 to MSEK -289. Earnings improved MSEK 272 compared with the fourth quarter.

     Investments amounted to MSEK 115 (251).

Internet accesses

Internet accesses represent most of the business area’s revenues. Sales increased 31 percent to MSEK 594 compared with the same quarter in the preceding year. The number of access customers jumped from 1,139,000 to 1,186,000.

     Demand for broadband access remained strong in the household segment. The business segment also showed a strong increase in demand. During the first quarter, 50,000 paying broadband customers were added, bringing the total to 353,000. This indicates somewhat lower sales than during the fourth quarter, which was boosted by Christmas sales.

     Telia is gradually refining its access offers. A new access service, Internet Cable with 1 Mbps speed, was launched during the quarter.

     Dial-up Internet is still the dominating access form, but demand is slowing as customers switch to broadband.

     Telia is the leading broadband provider in Sweden and is second on the Danish broadband market through the cable television company Telia Stofa. Telia has plans to offer broadband access over adsl in Denmark as well.

Internet Accesses	March 31,		Dec. 31,
('000)	2002	Change	2001

Sweden
Dial-up access	740	-7	747
Broadband	288	+43	245
of which adsl/lan	233	+39	194
of which ProLane	3	0	3
of which cable TV	52	+4	48
Denmark
Dial-up access	93	+4	89
Broadband via cable TV	65	+7	58
Total accesses	1,186	+47	1,139
of which dial-up access	833	-3	836
of which broadband	353	+50	303

Internet services

In addition to access, Telia offers Internet support services. Sales of Internet services rose to MSEK 31 (13). E-commerce solutions and security services are the primary drivers behind these revenues.

     During the quarter, Telia launched RoamConnect, a service aimed at companies that makes it possible to connect to the Internet from abroad. For household customers, Telia launched Internet För Alla, a simplified way to connect to the Internet without passwords or subscriptions for which the user only pays for the time connected.

     A shared brand was created for all of Telia Internet Services’ portals in Sweden and Denmark in order to generate synergies and economies of scale: (www.comhem.se (www.comhjemdk)).

     Live broadcasts from MTV, MTV Live, were launched on the portal during the first quarter.

     Work is underway on concentrating the product portfolio to access-related services, such as hosting, streaming, e-commerce, security and communications.

Cable television

Sales in the television operations rose 30 percent to MSEK 308 during the first quarter compared with the same quarter of 2001. The increased revenues are mainly attributable to higher average revenue from property owners, increased number of digital TV customers and increased pay-per-view sales. Profitability continued to improve during the period.

     In Sweden, where most of the cable television network is digitized, the number of digital TV customers increased by 23,000 to 126,000. The number of cable television customers in Sweden was 1,389,000 at the end of the quarter.

     In Denmark, 186,000 customers were connected directly via cable and 430,000 indirectly via parabolic antenna connections.

Telia International Carrier

Telia First Quarter Report Jan.-March, 2002

External net sales rose to MSEK 1,014 for the international carrier operations, an increase of 35 percent compared to the same period of 2001. Sales of capacity and IP traffic nearly doubled, while telephony sales increased 17 percent.

     Revenues remained at approximately the same level compared to the fourth quarter. This was due to reduced telephony revenues on the German market. Sales for IP traffic and capacity climbed 5 percent, however, despite continued price pressure.

	Jan-Mar	Jan-Mar	Jan-Dec
MSEK	2002	2001	2001

Net sales	1,195	984	4,632
of which external	1,014	750	3,652
Underlying EBITDA	-331	-265	-1,569
EBITDA margin (%)	neg	neg	neg
Operating income	-528	-334	-5,159
Investments	173	1,132	5,037

At the end of 2001, the American portion of the network was lit up and the network began to generate revenues during the quarter. Moreover, there was an increase in orders received for IP traffic and capacity, which will have a positive effect on earnings at the end of the second quarter.

     Underlying EBITDA totaled MSEK –331, which is an improvement of MSEK 57 compared with the fourth quarter 2001. The improved performance is attributable to the gradual move of traffic onto Telia’s own infrastructure, reducing leased capacity costs.

     Streamlining efforts are underway within International Carrier, including renegotiating agreements for operation and maintenance and reviewing facilities and costs for consultants. The measures are expected to yield effects starting in the second half of 2002.

     Turbulence in the carrier market has continued in 2002. This turbulence has led to a shakeout of several players, which opens up opportunities for acquiring infrastructure at reasonable prices. In order to reduce leased capacity costs in England, Telia acquired a 1,500 kilometer long fiber and duct network in England during the first quarter. The network is equipped with 216 fibers and connects the 12 largest cities, seven of which with built-out fiber-optic intra-city networks that facilitate connecting customers to the Viking Network.

     In Europe, the fiber-optic network was extended from 16,000 to 19,800 kilometers, while duct capacity grew from 10,500 to 11,900 kilometers. The Bordeaux-Marseille-Lyon-Paris routes were completed, among others.

     Several additional network routes were lit up and at the end of the quarter, 90 percent of the European network was in traffic. Continued network expansion is underway in Russia, the Baltic states and Spain. Large parts of these investments are already complete.

     Telia’s investments decline as the network is completed and lit up. Investments dropped to MSEK 173 (1,132) during the first quarter. In addition to the network acquisition in England, investments were made in network construction in Eastern Europe and Spain and in equipment for bringing several network routes into service. Investments in 2002 are expected to total no more than MSEK 1,500.

Telia Networks

Telia Networks’ external net sales for the fixed network business decreased 2 percent to MSEK 6,909. Sales for comparable operations fell 1 percent.

     Wholesale business showed continued growth while traffic revenues on the retail market continued to fall during the quarter.

     The average price level was 1 percent higher than during the comparative quarter.

     Underlying EBITDA totaled MSEK 2,814, which is on the same level as the corresponding quarter 2001. The margin was somewhat weakened.

	Jan-Mar	Jan-Mar	Jan-Dec
MSEK	2002	2001	2001

Net sales	8,289	8,049	34,065
of which external	6,909	7,027	29,159
Underlying EBITDA	2,814	2,837	11,710
EBITDA margin (%)	33.9	35.2	34.4
Operating income	1,394	1,176	3,854
Investments	1,176	1,427	7,129
Sweden
Net sales	7,857	7,612	32,085
of which external	6,602	6,680	27,707
Underlying EBITDA	2,767	2,851	11,701
EBITDA margin (%)	35.2	37.5	36.5
Investments	947	1,161	5,712

1)	Changed purchasing routines affected sales. For further information: www.telia.com, Investor Relations, Financial Information.

The implementation of local carrier preselection in the Swedish market on February 2 reduced traffic revenues, which was partly compensated by increased interconnect traffic revenues. The net effect of local carrier preselection is estimated at MSEK -70 for the quarter.

     Non-recurring items totaled MSEK -34 (-42).

     Earnings from associated companies improved by MSEK 356 to MSEK -16. The improvement is attributable to the sale of Eircom, which previously burdened earnings, and to the fact that the book value of Netia fell to zero. The ongoing reconstruction of the company’s capital structure will reduce Telia’s participating interest in Netia from currently 48.1 percent to approximately 3 percent. Eircom was owned via the company Comsource, which was divested on April 18. The sale yields a second quarter capital gain of approximately MSEK 150 and reduces net indebtedness by approximately MSEK 900. Depreciation increased to MSEK 1,370 (1,247). Operating income increased to MSEK 1,394 (1,176).

     Investments declined to MSEK 1,176 (1,427). Most of the investments referred to adsl expansion and capacity

Telia First Quarter Report Jan.-March, 2002

reinforcement of the Swedish fiber-optic backbone network and fiber-optic networks in larger cities and IP network expansion in Sweden and Denmark.

     Several streamlining measures are underway that are expected to have an impact towards the end of the year. Customer service is being concentrated from its current 31 locations to 13 centers. Sales of unprofitable products have stopped and these products will be discontinued.

     Ongoing efficiency efforts had a positive effect on both sales and profitability in Denmark during the quarter.

Retail market

Sales fell 7 percent to MSEK 5,827 on the retail market. Sales for comparable operations fell 5 percent. The decline is due to falling traffic revenues in Sweden, which is mainly attributable to the implementation of local carrier preselection. First quarter traffic revenues dropped 13 percent to MSEK 2,218.

     Subscription sales in Sweden increased 4 percent to MSEK 1,914 due to the price increase for consumers that took effect in March 2001.

     The number of telephone subscriptions dropped by 21,000 to 5,642,000, mainly due to new, young customers opting to use mobile telephony rather than fixed line subscriptions. After a long period of growth, the number of ISDN channels is also on the decline. The number of ISDN channels fell by 1,000 to 921,000 during the first quarter, mainly due to household customers switching from ISDN to ADSL/LAN. ISDN continues to grow in the business customer segment.

     Sales of data communications and other IT services amounted to MSEK 594, which is on a level with the preceding year. The market was characterized by heavy price pressure and Telia has chosen to forgo business with insufficient margins.

     Sales for customer premises equipment surged 76 percent to MSEK 201. This growth is chiefly attributable to the fact that equipment previously sold on commission is now sold directly by Telia.

     Sales of network capacity fell 19 percent due to increased competition and that a number of customers switched to more refined products.

     Telia Networks launched a new conferencing service, Telia TeleMöte Webb, during the quarter.

     Sales in the Danish retail market increased 15 percent to MSEK 177 during the first quarter.

Wholesale market

The wholesale business grew steadily. Sales climbed 36 percent to MSEK 1,082. Sales for comparable operations increased 24 percent.

     Interconnect traffic sales in Sweden increased 26 percent to MSEK 545.

     First quarter deliveries of ADSL/LAN connections totaled 59,000, of which 22,000 were to service providers outside Telia. As the period drew to a close, there were 309,000 customers connected to Telia’s broadband network through ADSL/LAN solutions.

     Sales of network capacity totaled MSEK 283, which is on the same level as the comparative quarter.

     Several new services for storage and distribution were launched during the quarter, including Application Hosting and Content Distribution. These services enable service providers to offer Video on Demand, Games on Demand and other types of interactive broadband service to end-customers. The acquisition of the infrastructure company PowerCom in 2001 resulted in a 90 percent increase in sales in the Danish wholesale business, totaling MSEK 127 in the first quarter.

Business Unit Telia Holding

Telia Holding (formerly Telia Equity) is responsible for the Group’s financial investments.

     Telia Holding comprises a number of consolidated businesses, including Finans/Credit leasing operations, Sergel Kredittjänster, Division Satellit, Division Offentlig Telecom, Promotor, Telia Business Innovation, Overseas and Suntel, as well as several associated companies, including Slottsbacken, Drutt Corp, Telefos, AUCS, Infonet Services and COOP Bank.

     Extensive divestitures in 2001 resulted in reduced first quarter net sales and underlying EBITDA, but an increased EBITDA margin.

     External net sales in comparable operations increased to MSEK 260 (222) and underlying EBITDA decreased to MSEK 72 (113). The largest sales increases were in Finans/Credit, Sergel Kredittjänster and Suntel, while sales in Promotor dropped due to weaker demand for consulting services.

	Jan-Mar	Jan-Mar	Jan-Dec
MSEK	2002	2001	2001

Net sales	462	3,785	10,680
of which external	260	1,064	3,072
Underlying EBITDA	72	197	265
EBITDA margin (%)	15.6	5.2	2.5
Operating income	-128	102	7,403
Investments	118	374	2,744

The increase in underlying EBITDA was primarily attributable to Suntel, while earnings decreased in Finans/Credit. A significant part of Finans/Credit’s leasing operations is financial leasing that is reported under financial revenues and expenses. After financial items, Finans/Credit achieved earnings on a par with 2001.

     Depreciation totaled MSEK 119 (255). The decrease is a consequence of divestitures in 2001.

     Earnings from associated companies totaled MSEK -10 (189). The decrease is attributable to the effect of capital gains and issue proceeds of MSEK 607 during the comparative quarter. Excluding non-recurring items, Telia Holding had substantial earnings growth due to the divestiture of

Telia First Quarter Report Jan.-March, 2002

operations that burdened earnings in 2001. During the first quarter 2002, positive earnings were reported by companies including Telefos totaling MSEK 38, and negative earnings from companies including Infonet Inc. (MSEK -34) and COOP Bank (MSEK -12).

     Non-recurring items totaled MSEK -72 (-29), and consisted mainly of restructuring and disposal costs.

     Operating income totaled MSEK -128 (102). Investments totaled MSEK 118, and included MSEK 91 in Finans/Credit’s leasing operations and MSEK 27 in the fixed network operator Suntel.

     During the quarter, Telia signed an agreement for the sale of Telia’s 26 percent holding in the Indian mobile operator Bahrti Mobile Ltd. The transaction is expected to be completed later in the year.

Parent Company

The parent company Telia AB, which is domiciled in Stockholm, comprises the Group’s Swedish operations in development and operation of fixed networks and basic production of network services. The parent company also includes Group executive management functions, certain support units and the Group’s internal banking operations.

     Net sales for the period were MSEK 5,824 (5,640), of which MSEK 4,824 (4,857) was invoiced to subsidiaries. Earnings before appropriations and taxes declined to MSEK 262 (372), partly due to Group contributions to subsidiaries.

     Earnings after appropriations and taxes were MSEK 152 (658). Equity was MSEK 33,448 (33,296 at year-end), and retained earnings MSEK 9,966 (9,814).

     The balance sheet total decreased to MSEK 80,124 (82,796 at year-end). Cash flow from operating activities was MSEK -449 (-544), while operating cash flow was MSEK -6,765 (-3,669). Net borrowings expanded, to MSEK 5,262 (3,858 at year-end). Cash and cash equivalents totaled MSEK 2,083 (8,068 at year-end). The equity/assets ratio (including the equity component of untaxed reserves) improved to 56.0 percent (54.0 percent at year-end).

     Total investments for the period amounted to MSEK 998 (2,499), including MSEK 930 (1,041) in tangible fixed assets, primarily fixed telephony installations. Other investments totaling MSEK 68 (1,458) were primarily attributable to capital infusions in subsidiaries and associated companies. Of the capital infusions to subsidiaries, MSEK 40 was provided through debt conversion.

     The number of employees as of March 31 was 3,318 (3,150 at year-end).

Outlook 2002

After our refine and focus efforts, Telia is focusing on developing and streamlining the four core businesses. We expect to see positive effects from these initiatives during the second half of 2002.

     Our level of investment is expected to be significantly lower in 2002.

     We expect slightly slower growth in mobile communications due to the high penetration in Sweden combined with the fledgling state of mobile data services.

Stockholm, May 6, 2002

Marianne Nivert
President and CEO

Auditors’ Review Report

We have made a review of this first quarter report in accordance with recommendations issued by the Swedish Institute of Authorized Public Accountants. A review is substantially limited in scope in comparison to an audit. Nothing has come to our attention that indicates that this first quarter report fails to comply with the requirements of the Swedish Securities Exchange Act and International Accounting Standards (IAS).

Stockholm, May 6, 2002

Ernst & Young AB Torsten Lyth Authorized Public Accountant	Gunnar Widhagen Authorized Public Accountant	Filip Cassel Authorized Public Accountant

Telia First Quarter Report Jan.-March, 2002

Consolidated Income Statements

	Jan.-Mar.	Jan.-Mar.	Apr. 2001-	Jan.-Dec.	Jan.-Dec.
MSEK	2002	2001	Mar. 2002	2001	2000

Net sales	13,885	13,592	57,489	57,196	54,064
Costs of production	-8,831	-8,638	-40,628	-40,435	-33,028

Gross income	5,054	4,954	16,861	16,761	21,036
Sales, administrative, and R&D expenses	-4,318	-4,131	-18,130	-17,943	-16,326
Other operating revenues and expenses, net	-39	145	322	506	8,493
Income from associated companies	12	-157	6,305	6,136	-1,197

Operating income	709	811	5,358	5,460	12,006
Net financial revenues and expenses	-174	-309	-517	-652	-289

Income after financial items	535	502	4,841	4,808	11,717
Income taxes	-397	-208	-3,106	-2,917	-1,447
Minority interests	-11	-3	-30	-22	8

Net income	127	291	1,705	1,869	10,278

Earnings per share, basic (SEK)	0.04	0.10	0.57	0.62	3.50
diluted (SEK)	0.04	0.10	0.57	0.62	3.50

Quarterly Data

	2002	2001				2000
MSEK	Q 1	Q 4	Q 3	Q 2	Q 1	Q 4	Q 3	Q 2	Q1

Net sales	13,885	14,970	14,431	14,203	13,592	14,540	13,487	13,180	12,857
Underlying EBITDA	3,381	3,133	3,420	3,014	3,348	3,790	3,180	2,857	3,260
Non-recurring items & pensions	23	322	-239	271	30	6,937	-116	201	1,316
Income from associates	12	3,746	2,339	208	-157	-370	-759	-710	642
EBITDA	3,416	7,201	5,520	3,493	3,221	10,357	2,305	2,348	5,218
Depreciation and write-downs	-2,707	-6,285	-2,775	-2,505	-2,410	-2,427	-2,099	-1,860	-1,836
Operating income	709	916	2,745	988	811	7,930	206	488	3,382
Income after financial items	535	906	2,491	909	502	7,658	267	356	3,436
Net income	127	-572	1,900	250	291	7,408	172	308	2,390
Earnings per share, basic (SEK)	0.04	-0.19	0.63	0.08	0.10	2.47	0.06	0.10	0.84
diluted (SEK)	0.04	-0.19	0.63	0.08	0.10	2.47	0.06	0.10	0.84
Investments	2,053	5,157	5,965	5,954	3,659	10,311	16,745	16,042	4,644
of which CAPEX	2,022	4,849	5,630	3,666	3,568	7,185	3,369	3,841	2,185
of which acquisitions	31	308	335	2,288	91	3,126	13,376	12,201	2,459

Telia First Quarter Report Jan.-March, 2002

Condensed Consolidated Balance Sheets

	March 31,	March 31,	Dec. 31,	Dec. 31,
MSEK	2002	2001	2001	2000

Assets
Intangible fixed assets	26,479	26,351	26,816	25,198
Tangible fixed assets	46,477	45,686	47,314	43,807
Financial fixed assets	20,420	23,576	20,784	22,335
Total fixed assets	93,376	95,613	94,914	91,340
Inventories, etc.	537	796	636	773
Receivables	22,227	29,291	23,521	29,072
Short-term investments	1,684	76	7,602	178
Cash and bank	1,297	1,286	1,518	1,352
Total current assets	25,745	31,449	33,277	31,375

Total assets	119,121	127,062	128,191	122,715
Equity and liabilities Equity	59,350	58,298	59,885	55,988
Minority shares	208	522	204	320
Provisions for pensions	2,219	3,609	2,358	3,525
Other provisions	10,452	7,602	10,749	7,826
Total provisions	12,671	11,211	13,107	11,351
Long-term loans	21,613	26,149	25,193	20,876
Short-term loans	1,994	12,315	3,931	13,166
Non-interest-bearing liabilities	23,285	18,567	25,871	21,014
Total liabilities	46,892	57,031	54,995	55,056

Total equity and liabilities	119,121	127,062	128,191	122,715

Condensed Consolidated Cash Flow Statements and Changes in Net-interest-bearing
Liability

	Jan.-Mar.	Jan.-Mar.	Apr. 2001-	Jan.-Dec.	Jan.-Dec.
MSEK	2002	2001	Mar. 2002	2001	2000

Cash flow before change in working capital	2,682	2,661	10,293	10,272	9,589
Change in working capital	-1,808	-2,175	511	144	563
Cash flow from operating activities	874	486	10,804	10,416	10,152
Cash flow from investing activities	-1,739	-3,512	5,405	3,632	-37,121
Operating cash flow	-865	-3,026	16,209	14,048	-26,969
Cash flow from financing activities	-5,277	2,862	-14,747	-6,608	26,818

Cash flow for the period	-6,142	-164	1,462	7,440	-151

Cash and cash equivalents, opening balance	8,923	1,437	1,296	1,437	1,575
Cash flow for the period	-6,142	-164	1,462	7,440	-151
Exchange rate differences in cash and cash equivalents	-20	23	3	46	13
Cash and cash equivalents, closing balance	2,761	1,296	2,761	8,923	1,437

Net interest-bearing liability, opening balance	10,661	20,235	24,425	20,235	7,527
Change in net borrowing	1,386	4,106	-11,127	-8,407	12,429
Change in pension provisions	-139	84	-1,390	-1,167	279
Net interest-bearing liability, closing balance	11,908	24,425	11,908	10,661	20,235

Telia First Quarter Report Jan.-March, 2002

Condensed Consolidated Statements of Changes in Shareholders’ Equity

	March 31,	March 31,	Dec. 31,	Dec. 31,
MSEK	2002	2001	2001	2000

Opening balance	59,885	55,988	55,988	32,893
Change of accounting principles (IAS 39)	–	-342	-342	–
Adjusted opening balance	59,885	55,646	55,646	32,893
Dividend	–	–	-1,501	-1,470
New share issue	–	–	–	12,750
Underwriting expenses after tax posted directly to equity	–	–	-16	-231
Transactions with outside parties	–	-6	-155	-82
Share of earnings in companies previously outside the Group	–	–	–	29
Differences arising from translation of foreign operations	-713	2,767	4,268	2,127
Fair value measurement of securities available for sale	-13	2	143	–
Gains/losses on instruments used to hedge cash flow	49	-87	114	–
Differences after tax on forward contracts used for equity hedge	15	-315	-483	-306
Net income for the period	127	291	1,869	10,278
Closing balance	59,350	58,298	59,885	55,988

Business Area Breakdown

January-March, 2002 or March 31, 2002

		Internet	International		Group-	of which
MSEK	Mobile	Services	Carrier	Networks	wide	Holding	Group

Net sales	5,059	982	1,195	8,289	-1,640	462	13,885
External net sales	4,654	975	1,014	6,909	333	260	13,885
Underlying EBITDA	1,234	-170	-331	2,814	-166	72	3,381
Depreciation, amortization & write-downs	-897	-109	-197	-1,370	-134	-119	-2,707
Non-recurring items & pensions	-16	-1	0	-34	74	-71	23
Income from associates	60	-9	0	-16	-23	-10	12
Operating income	381	-289	-528	1,394	-249	-128	709
Operating capital	36,141	1,289	8,919	30,914	-6,548	485	70,715
Equity participations in associates	3,078	27	0	3,349	3,096	3,094	9,550
Investments	445	115	173	1,176	144	118	2,053
of which CAPEX	445	100	173	1,173	131	106	2,022
Number of employees	4,656	1,464	806	7,511	2,367	1,550	16,804
Average number of full-time employees	4,665	1,394	797	7,485	2,330	1,527	16,671

Telia First Quarter Report Jan.-March, 2002

January-March, 2001 or March 31, 2001 (restated)

		Internet	International		Group-	of which
MSEK	Mobile	Services	Carrier	Networks	wide	Holding	Group

Net sales	4,526	719	984	8,049	-686	3,785	13,592
External net sales	3,985	715	750	7,027	1,115	1,064	13,592
Underlying EBITDA	1,167	-350	-265	2,837	-41	197	3,348
Depreciation, amortization & write-downs	-741	-76	-69	-1,247	-277	-255	-2,410
Non-recurring items & pensions	-16	-1	0	-42	89	-29	30
Income from associates	42	-15	0	-372	188	189	-157
Operating income	452	-442	-334	1,176	-41	102	811
Operating capital	34,394	1,232	8,726	31,500	6,630	9,600	82,482
Equity participations in associates	2,216	5	1	5,631	5,952	5,952	13,805
Investments	510	251	1,132	1,427	339	374	3,659
of which CAPEX	507	236	1,111	1,413	301	336	3,568
Number of employees	5,171	1,178	626	7,740	15,221	14,424	29,936
Average number of full-time employees	4,904	1,134	606	7,465	14,535	13,731	28,644

January-December, 2001 or December 31, 2001 (restated)

		Internet	International		Group-	of which
MSEK	Mobile	Services	Carrier	Networks	wide	Holding	Group

Net sales	19,830	3,305	4,632	34,065	-4,636	10,680	57,196
External net sales	17,857	3,288	3,652	29,159	3,240	3,072	57,196
Underlying EBITDA	4,705	-970	-1,569	11,710	-961	265	12,915
Depreciation, amortization & write-downs	-3,385	-606	-3,589	-5,422	-973	-886	-13,975
Non-recurring items & pensions	-49	-28	-1	-71	533	-209	384
Income from associates	361	-45	0	-2,363	8,183	8,233	6,136
Operating income	1,632	-1,649	-5,159	3,854	6,782	7,403	5,460
Operating capital	36,499	1,401	8,652	30,795	-7,197	287	70,150
Equity participations in associates	3,061	22	0	3,488	3,356	3,356	9,927
Investments	4,979	903	5,037	7,129	2,687	2,744	20,735
of which CAPEX	4,341	836	5,037	6,767	732	788	17,713
Number of employees	4,813	1,369	777	7,910	2,280	1,576	17,149
Average number of full-time employees	4,857	1,257	671	7,693	10,501	9,729	24,979

Telia First Quarter Report Jan.-March, 2002

Geographic Segment Breakdown

January-March, 2002 or March 31, 2002

		Other Nordic	Baltic
MSEK	Sweden	countries	Region	Rest of Europe	Rest of world	Group

External net sales	11,033	2,142	54	457	199	13,885
Depreciation, amortization & write-downs	-1,754	-792	-7	-101	-53	-2,707
Income from associated companies	-16	0	45	0	-17	12
Operating income	1,543	-529	33	-207	-131	709
Operating capital	24,942	34,353	5,538	6,210	-328	70,715
Equity participations in associates	587	-2	5,411	1,337	2,217	9,550
Investments	1,302	587	15	152	-3	2,053
of which CAPEX	1,273	585	15	152	-3	2,022
Number of employees	13,058	2,695	192	356	503	16,804
Average number of full-time employees	12,911	2,710	195	355	500	16,671

January-March, 2001 or March 31, 2001

		Other Nordic	Baltic
MSEK	Sweden	countries	Region	Rest of Europe	Rest of world	Group

External net sales	11,176	1,772	14	392	238	13,592
Depreciation, amortization & write-downs	-1,683	-616	-4	-42	-65	-2,410
Income from associated companies	230	-3	-131	-253	-0	-157
Operating income	2,164	-549	-136	-562	-106	811
Operating capital	30,007	32,606	7,749	6,026	6,094	82,482
Equity participations in associates	1,034	31	7,611	885	4,244	13,805
Investments	1,942	677	6	772	262	3,659
of which CAPEX	1,864	674	6	770	254	3,568
Number of employees	24,619	3,945	194	475	703	29,936
Average number of full-time employees	23,975	3,360	192	450	667	28,644

January-December, 2001 or December 31, 2001

		Other Nordic	Baltic
MSEK	Sweden	countries	Region	Rest of Europe	Rest of world	Group

External net sales	46,348	8,113	133	1,667	935	57,196
Depreciation, amortization & write-downs	-7,975	-2,788	-23	-2,920	-269	-13,975
Income from associated companies	5,497	-22	-1,923	-246	2,830	6,136
Operating income	12,403	-2,483	-1,967	-4,474	1,981	5,460
Operating capital	24,218	34,289	5,623	5,647	373	70,150
Equity participations in associates	557	-3	5,508	1,568	2,297	9,927
Investments	10,122	5,136	1,271	3,661	545	20,735
of which CAPEX	8,668	4,752	83	3,611	599	17,713
Number of employees	13,365	2,739	196	352	497	17,149
Average number of full-time employees	20,922	2,880	201	411	565	24,979

Telia First Quarter Report Jan.-March, 2002

Selected Explanatory Notes to the Financial Statements

Non-recurring Items and Pensions

	Jan.-Mar.	Jan.-Mar.	Apr. 2001-	Jan.-Dec.	Jan.-Dec.
MSEK	2002	2001	Mar. 2002	2001	2000

Restructuring/phase-out	-31	–	-509	-478	–
Certain pension commitments, etc.	109	17	180	88	854
Initial public offering/integration expenses	–	–	–	–	-144
Capital gains/losses (excluding associated companies)	-55	13	706	774	7,628

Total	23	30	377	384	8,338

Long-lived Assets

	Intangible assets							Tangible
		Goodwill		Other intangibles				assets
	Mar. 31	Dec. 31	Dec. 31	Mar. 31	Dec. 31	Dec. 31	Mar. 31	Dec. 31	Dec. 31
MSEK	2002	2001	2000	2002	2001	2000	2002	2001	2000

Opening balance	24,686	23,935	1,143	2,130	1,263	1,003	47,314	43,807	33,318
Purchases	4	448	22,893	59	1,316	509	1,963	16,409	16,084
Operations acquired	-2	–	19	–	–	40	–	1,291	2,431
Sales/discards	–	–	-31	-0	-1	-23	-47	-875	-579
Operations divested	–	-396	-251		-86	-4	–	-1,258	-387
Reclassifications	–	-2	-10	21	-68	-76	-46	-620	54
Amortization, depreciation	-347	-1,375	-655	-87	-338	-212	-2,277	-8,825	-7,352
Write-downs, reversals of write-downs	–	-28	-1	–	-2	–	–	-3,428	-36
CAPEX contribution from cable TV customers	–	–	–	–	–	–	1	6	21
Advances	–	–	–	–	–	–	0	3	–
Exchange rate differences	49	2,104	828	-34	46	26	-431	804	253
Closing balance	24,390	24,686	23,935	2,089	2,130	1,263	46,477	47,314	43,807

Cash Flow from Investing Activities

	Jan.-Mar.	Jan.-Mar.	Apr. 2001-	Jan.-Dec.	Jan.-Dec.
MSEK	2002	2001	Mar. 2002	2001	2000

Shares, participations and operations acquired	-29	-98	-2,172	-2,241	-30,841
Shares, participations and operations divested	-15	571	15,045	15,631	9,325
Intangible and tangible fixed assets acquired	-2,135	-3,568	-15,489	-16,922	-15,997
Other investing activities, net	440	-417	8,021	7,164	392

Total	-1,739	-3,512	5,405	3,632	-37,121

Net Indebtedness

MSEK	March 31, 2002	March 31, 2001	Dec. 31, 2001	Dec. 31, 2000

Long-term and short-term loans	23,607	38,464	29,124	34,042
Less: Interest-bearing financial assets	-7,393	-5,587	-7,510	-4,968
Interest-bearing receivables	-3,544	-10,699	-4,191	-10,834
Short-term investments, cash and bank	-2,981	-1,362	-9,120	-1,530

Total net borrowings	9,689	20,816	8,303	16,710
Provision for pensions	2,219	3,609	2,358	3,525

Total net interest-bearing liability	11,908	24,425	10,661	20,235

Telia First Quarter Report Jan.-March, 2002

Financial Instruments

	March 31, 2002		March 31, 2001		December 31, 2001
	Book/	Market	Book/	Market	Book/	Market
MSEK	Fair value	value	Fair value	value	Fair value	value

Equity participations in associates	9,550	9,001	13,805	23,700	9,927	9,682
Other holdings of securities	380	380	489	489	426	426
Other long- and short-term receivables	9,716	9,628	15,109	15,041	10,061	9,973
Short-term investments	220	220	66	66	197	197
Interest swaps received	674	674	—	—	673	673
Interest swaps paid	-645	-645	—	—	-646	-646
FX interest rate swaps received	12,872	12,872	7,285	7,285	12,629	12,629
FX interest rate swaps paid	-12,060	-12,060	-6,597	-6,597	-11,442	-11,442
Other currency derivatives	282	282	437	437	355	355

Total assets	20,989	20,352	30,594	40,421	22,180	21,847
Provisions for pensions	2,219	2,219	3,609	3,609	2,358	2,358
Long-term loans	21,535	21,704	26,603	27,066	25,543	25,890
Short-term loans	2,455	2,464	12,595	12,610	4,030	4,044
Interest swaps received	-1,960	-1,960	-2,096	-2,096	-1,970	-1,970
Interest swaps paid	2,052	2,052	2,155	2,155	2,062	2,062
FX interest rate swaps received	-1,126	-1,126	-8,640	-8,640	-1,840	-1,840
FX interest rate swaps paid	1,164	1,164	8,610	8,610	1,901	1,901
Other currency derivatives	175	175	501	501	430	430

Total liabilities	26,514	26,692	43,337	43,815	32,514	32,875
Less book value of:
- Pensions	-2,219		-3,609		-2,358
- Accrued interest	-513		-763		-602
- Other currency derivatives	-175		-501		-430
Book value of interest-bearing liabilities	23,607		38,464		29,124
FX swaps/forward contracts (portfolio)
Purchases of foreign currency	16,552	16,552	28,284	28,284	19,972	19,972
Sales of foreign currency	13,057	13,057	16,217	16,217	14,030	14,030

Changes in Share Capital				Average Number of Shares

	Number of shares	Par value, SEK/share	Share capital, KSEK	Period	Number

Share capital, Dec. 31, 1999	8,800,000	1,000.00	8,800,000	January-March, 2002	3,001,200,000
Bonus issue, May 20, 2000	–	1,036.80	323,840	After dilution	3,001,200,000
Split 324:1, May 20, 2000	2,842,400,000	3.20	–	January-March, 2001	3,001,200,000
New share issue, June 16, 2000	150,000,000	3.20	480,000	After dilution	3,001,200,000
Share capital, Dec. 31, 2000	3,001,200,000	3.20	9,603,840	January-Dec., 2001	3,001,200,000
Share capital, Dec. 31, 2001	3,001,200,000	3.20	9,603,840	After dilution	3,001,200,000
Share capital, March 31, 2002	3,001,200,000	3.20	9,603,840	January-Dec., 2000	2,932,757,377

Telia First Quarter Report Jan.-March, 2002

Contingent Assets and Contingent Liabilities Contractual Obligations

	Mar. 31	Dec. 31
MSEK	2002	2001

Contingent assets	–	–
Collateral pledged
Shares in subsidiaries	79	82
Shares in associated companies	89	–
Blocked funds in bank accounts	101	9

Total	269	91
Contingent liabilities
Credit & performance guarantees, etc.	576	622
FPG/PRI	163	163

Total	739	785

	Mar. 31	Dec. 31
MSEK	2002	2001

Tangible fixed assets	561	499
Indefeasible Rights of Use (IRU)	304	179
Associated & non-consolidated companies	250	274

	1,115	952

Deferred tax

	Mar. 31	Dec. 31
MSEK	2002	2001

Deferred tax liability	7,094	6,940
Deferred tax benefit (incl. valuation reserve)	1,514	1,490

Net deferred tax liability	5,580	5,450

Basis for Presentation

General. For the three-month period ended March 31, 2002 and as in the year ended December 31, 2001, Telia’s consolidated financial statements have been prepared in accordance with International Accounting Standards (ias). This report has been prepared in accordance with IAS 34 “Interim Financial Reporting.”

     Accounting principles. The applied accounting principles, including the adoption of IAS 39 “Financial Instruments: Recognition and Measurement” as of January 1, 2001, are described in Telia’s consolidated financial statements for the year ended and as of December 31, 2001.

     Discrepancies between Swedish GAAP and the accounting principles applied by Telia are discussed in a separate note.

     Amounts and dates. Unless otherwise specified, all amounts are in millions of Swedish kronor (MSEK) and are based on the three-month period ended March 31, 2002 for income statement items and as of March 31, 2002 for balance sheet items, respectively.

     Pro forma accounts. Some adjustments of the Group’s business organization have been implemented during the first quarter of 2002. Hence, the business area figures in this report have been restated.

     Recently published accounting standards. During 2001 the interpretations SIC-30 “Reporting Currency – Translation from Measurement Currency to Presentation Currency” and SIC-33 “Consolidation and Equity Method – Potential Voting Rights and Allocation of Ownership Interests” were published, which are to be applied to accounting periods beginning January 1, 2002 or later. The interpretations SIC-32 “Intangible Assets – Web Site Costs” was issued on March 13 and became effective on March 25, 2002. Application of these interpretations has not entailed any changes to the comparative figures.

     During 2000 IAS 41 “Agriculture,” was published, which goes into effect on January 1, 2003. ias 41 does not affect Telia’s operations.

Swedish gaap

Differences in principles. Telia’s consolidated financial statements are prepared in accordance with International Accounting Standards (IAS). IAS deviates in certain respects from Swedish GAAP, primarily with respect to the reporting of financial instruments and the computation of pension liability and pension expense.

     Financial instruments. Swedish law differs from ias mainly with regard to unrealized value changes in derivatives and marketable securities, and accounting for liabilities hedged against changes in fair value. The Swedish Annual Accounts Act (ÅRL) stipulates valuation at the lower of acquisition cost or fair value.

     Pensions. When computing pension liability, ias states, in contrast to Swedish praxis, that assumptions shall be made concerning expected pay increases, inflation, the discount rate, employee turnover, and expected return on plan assets. According to Swedish praxis, the effects of changed assumptions and/or outcomes other than expected shall be recognized in income immediately. ias states that such items shall be recognized in income – and then over the remainder of the employee’s term of employment – only after the value exceeds a “corridor” equal to 10 percent of pension obligations or the market value of plan assets, whichever is higher.

     Income taxes. Deferred tax benefits and liabilities are calculated for all differences between IAS and Swedish GAAP, when applicable.

Telia First Quarter Report Jan.-March, 2002

Translation into Swedish GAAP. Application of Swedish GAAP affects the Group’s net income and equity as follows.

	Jan-Mar	Jan-Mar	Jan-Dec	Jan-Dec
MSEK	2002	2001	2001	2000

Net income under IAS	127	291	1,869	10,278
Financial instruments	7	-140	-43	–
Pensions	-291	-17	-1,088	293
Deferred tax	79	44	317	-82
Net income under Swedish GAAP	-78	178	1,055	10,489

	Mar 31	Mar 31	Dec 31	Dec 31
MSEK	2002	2001	2001	2000

Shareholders’ equity under IAS	59,350	58,298	59,885	55,988
Financial instruments	79	576	126	–
Pensions	-146	1,093	145	1,233
Deferred tax	19	-467	-76	-345
Shareholders’ equity under Swedish GAAP	59,302	59,500	60,080	56,876

Changes in Group Composition

Events in the first quarter of 2002. In the beginning of March, 2002, a group of lenders and the largest shareholders, including Telia, came to an agreement for a financial reconstruction of the Polish company Netia Holdings S.A. that primarily entails a conversion of the lenders’ claims to equity in the company. Telia currently owns 48 percent of the share capital in Netia. When all transactions have been completed, Telia’s shareholding will be approximately 3 percent.

     On March 19, 2002, a Memorandum of Understanding was signed with the Indian company Bharti Tele-Ventures for the sale of Telia’s holding of 26 percent of the shares in the mobile operator Bharti Mobile Ltd.

     On March 26, 2002, Telia announced its intention to make a tender offer for all shares in the Finnish telecom operator Sonera Oyj. Telia ab is offering to exchange Telia shares for shares in Sonera. Holders of Sonera shares or Sonera American Depositary Shares will receive 1.51440 Telia shares or Telia ADSs for every Sonera share or Sonera ADS. Telia’s obligation to exchange Telia shares for Sonera shares is subject to a number of conditions, including, among others, the condition that prior to the expiration of the exchange offer, Sonera shares representing more than 90 percent of the shares and votes in Sonera on a fully diluted basis shall have been validly tendered and not withdrawn and that Telia receives the requisite material regulatory approvals.

     Post-balance sheet events. On April 18, 2002, Telia sold its 40 percent stake in Comsource UnLtd to the other shareholder, the Dutch telecom operator KPN.

Related Party Transactions

The Swedish State. The Telia Group’s services and products are offered to the Swedish state, its agencies, and state-owned companies in competition with other operators and on conventional commercial terms. Certain state-owned companies run businesses that compete with Telia. Likewise, Telia buys services from state-owned companies at market prices and on otherwise conventional commercial terms. Neither the Swedish state, its agencies, or state-owned companies represent a significant share of Telia’s net sales or income.

     Like other operators whose business requires a permit from the state, Telia pays an annual fee to the National Post and Telecom Agency for the agency’s activities. As from January 1, 2002, the fee is equal to 1.57 thousandths of net sales in the operator’s business for which a permit is required. There are additional fees for the agency’s licensing activities under the Radio Communications Act and the Radio and Telecommunications Terminal Equipment Act.

     Comsource/Eircom. Telia owns 40 percent of the Irish company Comsource UnLtd. The Dutch telecom operator KPN owns the other 60 percent. As of the balance sheet date, Telia had an interest-bearing debt to Comsource of MSEK 760.

     Infonet. Telia owns a participating interest in the American company Infonet Services Corp. In the three-month period ended March 31, 2002, Telia sold services and products to Infonet worth MSEK 7 and purchased services and products worth MSEK 87.

     Telefos. Telia owns 49 percent of the shares in Telefos AB. As of March 31, 2002, Telia had interest-bearing claims on the Telefos Group of MSEK 1,473 and had signed a limited supplementary guarantee of MSEK 150 for the loan-insured pension commitments of Telefos companies. During the three months ended March 31, 2002, Telia sold services and products worth MSEK 151 to the Telefos Group and bought services and products worth MSEK 1,138. Some of the services purchased by Telia referred to construction of capital assets.

     IN. Telia holds an indirect participating interest in Ingroup Sweden AB (IN). During the three-month period ended March 31, 2002, Telia sold services and products to in worth MSEK 52 and bought services and products worth MSEK 122.

     Other. In addition to those specified, Telia buys and sells services and products to a limited extent from these and other associated companies, in all cases on market terms.

Non-cash Transactions

Vehicles. Telia leases vehicles through financial leasing, primarily from GE Capital. New acquisitions during the three-month period ended March 31, 2002 entailed a non-cash investment of MSEK 12.

     Infrastructure/capacity swaps. Within the international carrier business, swap agreements are signed with other carrier companies for infrastructure and capacity. As swap agreements refer to assets of similar nature and value, the transactions have not been recorded in the consolidated accounts as acquisitions or divestitures. Until both parties have finalized deliveries as agreed, the value provided may differ from the value received. As of March 31, 2002,

Telia First Quarter Report Jan.-March, 2002

Telia had by this means carried out swaps for a net acquisition of infrastructure and network capacity with a book value of MSEK 386.

Employee Stock Option Program (esop)

In May 2001, the Annual General Meeting voted in favor of establishing an employee stock option program involving issue of debt instruments with option rights to subscribe to shares in Telia AB. The employee stock options were allotted free of charge and all employees affected will be given 1,000 options.

     The program covers a total of no more than 21,000,000 options that entitle the holder to acquire an equal number of shares in Telia AB. Option holders may exercise their options no earlier than May 31, 2003 and no later than May 31, 2005. Furthermore, a maximum of 6,500,000 options may be transferred to the market in order to counteract the effect of payroll overhead incurred by the options program.

     If fully exercised, the ESOP will entail an increase in share capital of no more than MSEK 88, equal to a 0.9 percent increase in the number of shares. The exercise price has been set at SEK 69. The terms of the esop may be recalculated as a consequence of share issues, etc.

     Telia does not record an expense with respect to the ESOP. As of March 31, 2002 and December 31, 2001, the ESOP had no dilution effect upon computation of earnings per share.

Telia First Quarter Report Jan.-March, 2002

Subscription Trends1)

	March 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31	Dec. 31
'000	2002	2001	2000	1999	1998	1997	1996

Mobile telephony, Sweden	3,459	3,439	3,257	2,638	2,206	1,935	1,745
Norway	985	970	850	–	–	–	–
Other Nordic countries	567	527	412	203	120	–	–
Internet,2) Sweden	1,028	992	738	604	440	231	106
Denmark	158	147	108	78	63	11	–
Cable TV, Sweden	1,389	1,378	1,358	1,348	1,330	1,308	1,291
Denmark	186	179	175	170	164	145	137
Fixed telephony, PSTN, Sweden	5,642	5,663	5,783	5,889	5,965	6,010	6,032
Denmark	244	264	232	209	160	86	12
isdn channels, Sweden	921	922	838	630	424	244	129

1)	For further information: , Investor Relations, Financial Information, Operational Data
2)	Internet access via the fixed network and the cable television network

Definitions

EBITDA. Earnings Before Interest, Tax, Depreciation and Amortization.

Underlying EBITDA. EBITDA adjusted for shares in earnings of associated companies, restructuring/phase-out of operations, capital gains/losses, and certain pension obligations. For previous periods, also adjusted for the costs of personnel restructuring (including early retirement), year 2000 compliance, and expenses in conjunction with the IPO in 2000.

Adjusted equity. Reported shareholders’ equity less the (proposed) dividend.

Capital employed. Total assets less non-interest-bearing liabilities and non-interest-bearing provisions, and the (proposed) dividend.

Operating capital. Non-interest-bearing assets less non-interest-bearing liabilities and non-interest-bearing provisions.

Net interest-bearing liability. Interest-bearing liabilities and provisions less interest-bearing assets but including participations in associated companies.

Net borrowings. Interest-bearing liabilities less interest-bearing assets but including participations in associated companies.

Underlying EBITDA margin (underlying gross margin). Underlying EBITDA expressed as a percentage of net sales.

Asset turnover rate. Net sales divided by average total assets.

Return on equity. Net income expressed as a percentage of average adjusted shareholders’ equity.

Equity/assets ratio. Adjusted shareholders’ equity expressed as a percentage of total assets.

Debt/equity ratio. Net interest-bearing liability divided by adjusted equity.

Interest coverage ratio. Operating income plus financial revenues divided by financial expenses.

Net cash flow. Increase (-) or decrease (+) in net interest-bearing liability.

Earnings per share. Net income divided by the weighted average number of shares after dilution with potential ordinary shares.

CAPEX. Capital expenditure: investments in intangible (except goodwill) and tangible fixed assets.

Acquisitions. Investments in goodwill, shares, and participations.

ARPU. Average monthly revenue per user.

Churn. The number of customers that have left the company expressed as a percentage of the average number of customers.

Notation conventions. In conformance with Swedish and international standards, this report applies the following notations:

Currencies:	Swedish kronor	SEK
	euro	EUR
	us dollar	USD
Prefix:	thousand	K
	million	M
	billion	G

Additional Information

The combination of Telia and Sonera will be implemented through an exchange offer made by Telia to the shareholders of Sonera. This presentation is neither an offer to purchase nor a solicitaion of an offer to sell shares of Sonera. Any offer in the United States will only be made through a prospectus which is part of a registration statement on Form F-4 that will be filed with the U.S. Securities and Exchange Commission (the “SEC”). Sonera shareholders who are U.S. persons or are located in the United States are urged to carefully review the registration statement on Form F-4 and the prospectus included therein, the Schedule TO and other documents relating to the offer that will be filed by Telia with the SEC because these documents will contain important information relating to the offer. You are also urged to read the related solicitation/recommendation statement on Schedule 14D-9 that will be filed with the SEC by Sonera relating to the offer. You may obtain a free copy of these documents after they are filed with the SEC and other documents filed by Telia and Sonera with the SEC at the SEC’s web site at www.sec.gov. Once such documents are filed with the SEC, you will also be able to inspect and copy the registration statement on Form F-4, as well as any documents incorporated by reference therein, the Schedule TO and the Schedule 14D-9 at the public reference room maintained by the SEC at 450 Fifth Street, NW, Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. These documents may also be obtained free of charge by contacting Telia AB, Investor Relations, SE-12386 Farsta, Sweden Attention: External Communications and Investor Relations (tel: 46 8 7137143), or Sonera Corporation, Investor Relations, Teollisuuskatu 15, P.O. Box 106, FIN-00051 SONERA, Finland, Attention: Investor Relations (tel: 358 20401). YOU SHOULD READ THE PROSPECTUS AND THE SCHEDULE 14D-9 CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.